1st Constitution Bancorp Letterhead

August 3, 2005

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	1ST Constitution Bancorp
Form 10-K filed March 24, 2005
File No. 0-32891

Dear Mr. Nolan:

This letter is in response to your comment letter dated July 20, 2005 with regard to the above-referenced filing. Each comment in your letter is addressed below and is included for your review.

Form 10-K for Year ended December 31, 2004

Item 9A. “Controls and Procedures”, page 29.

1.	Tell us why you have not included Management’s annual report on internal control over financial reporting and the Attestation report of the registered public accounting firm as required by Items 308(a) of Regulation S-K. Include this report in your amendment if necessary.

Response to question number 1.

The Company has not included Management’s annual report on internal control over financial reporting and the Attestation report of the registered public accounting firm required by Items 308(a) and 308(b) of Regulation S-K because the Company is a non-accelerated filer and is therefore not required to include such reports in its annual report until the Company’s first fiscal year ending on or after July 15, 2006. We call your attention to SEC Release Nos. 33-8545; 34-51293, which extended the compliance dates for non-accelerated filers such as the Company for the amendments to Items 308(a) and 308(b) of Regulation S-K requiring such reports to be included in their annual reports.

Note 1, Summary of Significant Accounting Policies, page F-8

Segment Information, page F-12

2.	With respect to your accounting policies regarding segment information please explain to us the following:

  Tell us why you have not provided the footnote disclosure for annual and interim periods required by paragraphs 25 to 33 of SFAS 131 for your mortgage banking operations

  Explain how you determined if your mortgage banking operations qualify for segment reporting considering in 2004 the $1.4 million gain on sale of loans held for sale was 37% of net income of $3.8 million.

  Explain why you have not discussed separately the operating results of your commercial and mortgage banking operations in Management Discussion and Analysis.

  Revise relevant portions of your filing as necessary.

Response to question 2:

The Company acknowledges your comment and recognizes the reporting requirements of paragraphs 25 to 33 of SFAS 131. The Company directs the staff’s attention to the three-part definition of an Operating Segment as outlined in paragraph 10 of SFAS 131 wherein subsection (a) defines a segment as engaging in a business activity that earns revenues and incurs expenses, subsection (b) explains the requirement for Operating Segment results of operations to be regularly reviewed by the chief operating decision maker who makes decisions about resources to be allocated to the segment and assess its performance and subsection (c) which addresses the availability of discrete financial information for the Operating Segment. The Company acknowledges that the operations of our Mortgage Department results in earned revenues and incurred expenses; however, the staff is advised that no discrete financial information is prepared for the Company’s Mortgage Department on either an interim basis or an annual basis. In addition, Mr. Robert F. Mangano, President and CEO of the Company, reviews aggregate financial reports and determines allocations of capital and resources to the various departments based on his review of this aggregate financial data. Therefore, we believe that the Company’s Mortgage Department does not meet the definition of an Operating Segment in accordance with paragraphs 10 – 15 of SFAS 131 and no segment information is presented in Management’s Discussion and Analysis or disclosed in the consolidated financial statements.

Loans and Loans held for Sale, page F-9

3.	We refer to the statement that unearned income is recognized over the lives of the loans principally using the effective interest method. Please tell us what other methods you are using to determine interest income, discuss the authoritative accounting literature that supports their use and quantify the effects on net income of using the other method(s) as compared to the effective yield method. Revise your accounting and related disclosures if necessary.

Response to question number 3:

The Company acknowledges your comment and advises the staff that the effective interest method is the only method used in the recognition of unearned income over the lives of loans.

The Company respectfully requests that we be allowed to clarify this issue in future filings.

Critical Accounting Policies, Allowance for Loan Losses and Related Provision, page 22

4.	Please revise to include a breakdown of the charge-offs and recoveries by type of loan as specified in the tabular format in Section IV.A of Industry Guide 3.

Response to question 4:

The Company directs the staff’s attention to the table designated as Exhibit A, which includes a breakdown of the charge-offs and recoveries by type of loan as specified in the tabular format in Section IV.A of Industry Guide 3. The Company did not deem this disclosure to be material in nature due to the fact that the annual net charge-off/recovery amount never exceeded 0.07% of total average loans during the 2000-2004 period as presented.

The Company respectfully requests that we be allowed to present these disclosures in future filings.

5.	Please revise to disclose the specific factors that influenced management’s judgment in determining the amount of additions to the allowance through provisions charged to operating expenses for each of the five years presented. Refer to Instruction (2) to Section IV.A of Industry Guide 3.

Response to questions number 5:

Management maintains the allowance for loan losses at a level that is considered adequate to absorb losses on existing loans based upon an evaluation of known and inherent risks in the portfolio. Additions to the allowance are made by charges to the provision for loan losses. The evaluation considers a complete review of the following specific factors: historical losses by loan category, non-accrual loans, problem loans as identified through internal classifications, collateral values, and the growth and size of the portfolio. Additionally, current economic conditions and local real estate market conditions are considered.

The Company respectfully requests that we be allowed to clarify this in future filings.

6.	We refer to your statement in the first full paragraph on page 23 that management believes the quality of the loan portfolio remains sound and the provision for loan losses was determined primarily based on the manageable balance of non-accrual loans and their assessment of economic conditions. Considering you have recorded provisions for loan losses of $240,000 during each of the last three fiscal years and of $60,000 during the three-months ended March 31, 2005, please tell us and revise your filing to include an expanded discussion of the methodology and factors you used to determine that the allowance for loan losses inherent in the loan portfolio for each period presented. Consider in your discussion the following factors, which appear to provide the basis for recording an additional increase to the allowance for loan losses:

  The 34% increase in the Bank’s year end loan portfolio in 2004, considering the $220.1 million balance in 2004 as compared to $164.0 million for 2003.

  The 54% increase in construction loans, which increased from $57 million in 2003 to $88 in 2004.

  The changes in the risk characteristics of the loan portfolio in 2004 due to higher risk construction loans which accounted for 42% of the total loan portfolio in 2004, as compared to 35% in 2003 and 21% in 2002.

  The 232% increase in non-performing assets of $1.1 million for 2004, as compared to $331,000 in 2003.

  The risk characteristics of each specific category of non-performing loans, including an analysis as to their collateralization status based on recent appraisals. Discuss how actual changes and expected trends in non-performing loans have affected the determination of the allowance.

Response to question number 6:

In addition to the factors recited in response 5, the methodology used in determining the provision is driven by the Company’s internal loan review process which is independent from loan origination, and is responsible for producing the watch list. The watch list includes loans that are assigned a rating of special mention, substandard, doubtful and loss. Loss factors range from 2.0% to 4.0% for special mention loans, 5% to 25% for substandard loans, and 30% to 70% for doubtful loans depending on the type of credit. Special mention loans have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Substandard loans have a well-defined weakness or weaknesses that may jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Doubtful loans have all the weaknesses inherent in substandard loans with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans rated as doubtful in whole or in part are placed in nonaccrual status. Loss loans are considered uncollectible and are charged to the allowance for loan losses.

We acknowledge the staff’s comments of the 34% increase in the size of the loan portfolio in 2004, the 54% increase in the construction loan portfolio in 2004, the changes in the risk characteristics of the 2004 loan portfolio due to higher risk construction loans, and the 232% increase in non-performing loans for 2004. While the mathematical calculations are accurate, the Company’s experience with the growth of the loan portfolio and, in particular, the construction loan portfolio remained sound. Loan losses for the three-year period (2002-2004), where the provision was unchanged, did not warrant any additional provisions. During this period the Company did not incur any losses within its construction loan portfolio and had charge-offs net of recoveries of only $138,734 for the balance of the loan portfolio. The risk assessment of the growth in overall loan portfolio was also considered, but did not warrant an increase in the provision. Additionally, it should be noted that the Company’s construction loan portfolio consists overwhelmingly of conservatively underwritten small residential projects located in diverse, geographic areas within the state, rather than the riskier type of loans to develop speculative commercial properties. (Please refer to Exhibit A which details the Company’s loss experience over the last five years, which indicates that there were no losses incurred within the Company’s construction loan portfolio.)

Exclusive of the construction loan portfolio, the remaining commercial loan portfolio contains loans which are generally fully or partially secured by real estate. The Company does some unsecured commercial lending, but it is insignificant in the total.

Concerning the staff’s comment relating to the increase in non-performing loans, the total amount only represented 0.50% of total loans, which were covered by an allowance ratio of 180.23%, and are predominantly fully secured by real estate. Therefore, even considering the increases noted, the level of the allowance was deemed to be more than adequate to protect against the inherent risks in the loan portfolio.

All but one of the seven loans comprising non-performing loans as of December 31, 2004 were secured by real estate, and their collateral status generally provided sufficient margin to protect against loss. The one loan that was not secured by real estate was paid in full on July 6, 2005. The specific categories of the loans were: one lease loan in the amount of $63,130, two commercial loans in the amounts of $99,465 and $20,584, two commercial real estate loans in the amounts of $120,159 and $306,866, one residential real estate loan in the amount of $408,508, and one home equity loan in the amount of $93,829. The outstanding balance in the non-performing loans did not change materially for the first quarter 2005. Once loans become non-performing loans repayment of these loans is delayed primarily due to the time required for the litigation process including bankruptcy filings of the debtors, rather than the lack of adequate collateral coverage to repay the indebtedness. See response 8 for a reconcilement of non-performing loans at 12/31/04 through 6/30/05. The 2004 increase in non-performing loans did not change the methodology in determining the allowance since these loans were individually reviewed and in all cases were deemed to be adequately protected by the collateral securing the indebtedness.

7.	Tell us and revise the filing to describe your methodology for determining the amount of your loan loss allowance, including:

  How you determined each element of the allowance based on a credit classification process that categorizes loans into risk categories.

  Which loans are evaluated individually and which loans are evaluated as a group, considering the requirements of SFAS 5, as amended by SFAS 114

  How you determined both the allocated and unallocated portions of the allowance for loan losses, and

  How you determined the loss factors that you applied to graded loans to develop a general allowance.

Response to question number 7:

Our methodology for determining the amount of the loan loss allowance, as prescribed by SAB #102, includes the consideration of the factors noted in response 5 and the process described in response 6 above. The methodology includes the segregation of the loan portfolio into loan types with a further segregation into risk rating categories, such as, special mention, substandard, doubtful and loss. This allows for an allocation of the allowance for loan losses by loan type, however, the allowance is available to absorb any credit losses without restriction. Larger balance, non-homogeneous credits representing significant individual credit exposures are evaluated individually. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated. Based on these reviews, an estimate of probable losses for the individual larger-balanced credits are determined, whenever possible, and used to establish reserves.

In general, for non-homogeneous loans not individually assessed, and for homogeneous groups, such as, residential mortgages and consumer credits, the loans are collectively evaluated based on delinquency status, loan type, and industry historical losses. These loan groups are then internally risk rated. Non-homogeneous loans may be individually assigned to the watch list, and each of these loans is analyzed to determine the probable loss. Internal risk loss factors range from 2.0% to 4.0% for special mention loans, 5% to 25% for substandard loans, and 30% to 70% for doubtful loans depending on the type of credit. Impaired loans, per SFAS 114, are evaluated individually. An unallocated portion of the allowance is maintained to cover uncertainties that may affect the estimate of probable losses. This may include imprecise evaluations and economic uncertainty.

Loans are placed in a nonaccrual status when the ultimate collectibility of principal or interest, in whole or part, is in doubt. Past-due loans contractually past-due 90 days or more for either principal or interest are also placed in nonaccrual status unless they are both well secured and in the process of collection.

Form 10-Q for the period ended March 31, 2005

Allowance for Loan Losses, page 15

8.	We note you recorded a provision for loan losses of $60,000 for the three-month period ended March 31, 2005 and have no loans charged off or recoveries during this period, although non-performing assets increased 232% during 2004 and have continued to increase during the most recent interim period. In this regard, please provide us with the following analysis of non-performing assets as of December 31, 2004 and March 31, 2005 that should include the following information:

  An aging of the major loans by loan type which are included in non-performing loans as of December 31, 2004 and March 31, 2005. Explain and disclose the types of loans classified as non-performing assets, the extent of collateralization and their risk characteristics.

  The Additions to non-performing loans by loan amounts and loan type during the three-month period ended March 31, 2005.

  The payments received on loans outstanding as of December 31, 2004 that were made during the three-month periods ended March 31, 2005 and June 30, 2005 for each major non-performing loan as of December 31, 2004.

  An analysis of the collectibility of the loans that were non-performing as of December 31, 2004 and that continue to be non-performing as of March 31, 2005.  Explain the reasons why no additional reserves have been taken with respect to these loans or why they have not charged against the allowance as uncollectible accounts.

  We may have additional comments upon receipt and review of your responses.

Response to question number 8:

     The following is an analysis of non-performing loans as of December 31, 2004 through June 30, 2005:

Non-performing Loans

Balance, 12-31-04			$1,112,541
	Additions, 1st quarter 2005		6,639
	Payments, 1st quarter 2005		(1,172)
Balance, 3-31-05			1,118,008
	Additions, 2nd quarter 2005		109,864
	Payments, 2nd quarter 2005		(17,041)
	Charge-offs, 2nd quarter 2005		(10,182)
Balance, 6-30-05			$1,200,649

Non-Performing Loans Detail:

Amount	Loan Type	Aging in	Comments
		Days

$63,130	Lease	107	Paid in Full 7/6/05

20,584	Commercial	184	Partially secured by
			real estate

99,465	Commercial	634	Fully secured by real
			estate within margin

120,159	Commercial real estate	519	Fully secured by real
			estate within margin

306,866	Commercial real estate	183	Fully secured by real
			estate within margin

408,508	Residential real estate	107	Fully secured by real
			estate within margin

93,829	Home equity	473	Fully secured by real
			estate within margin

1,112,541	Total December 31, 2004

+6,639	Lease	93

(1,172)	Home equity payment

1,118,008	Total March 31, 2005

+98,732	Commercial	132	Fully secured by real
			estate within margin

+11,132	Consumer	96

(17,041)	Commercial payment

(6,639)	Lease charge-off

(3,543)	Commercial charge-off

$1,200,649	Total June 30, 2005

The December 31, 2004 balance of non-performing loans includes one lease loan in the amount of $63,130, two commercial credits in the amounts of $20,584 and $99,465, two commercial real estate loans in the amounts of $120,159 and $306,866, one residential real estate loan in the amount of $408,508, and one home equity loan in the amount of $93,829. The aging for these loans is as follows: one lease loan 107 days, two commercial loans 184 and 634 days, two commercial real estate loans 183 and 519 days, one residential real estate loan 107 days, and one home equity loan 473 days. The addition in the first quarter 2005 consisted of one commercial loan in the amount of $6,639, and payments received during the quarter in the amount of $1,172 were for one home equity loan fully secured by real estate. The additions for the second quarter included one commercial loan in the amount of $98,732 and one consumer loan in the amount of $11,132 secured by an automobile. The second quarter payment of $17,041 was for a commercial loan. The second quarter charge-offs relate to one commercial loan in the amount of $3,543 and one lease loan in the amount of $6,639.

The seven non-performing loans as of December 31, 2004 were also on the list as of March 31, 2005. Response 6 notes the collateral status of the non-performing loans. In all cases, legal/collection actions were instituted, and all loans, except for one that subsequently was paid in full in the amount of $63,130 on July 6, 2005, were secured by real estate. The real estate secured loans were protected with collateral values estimated to prevent loss, except for one loan which was partially secured by real estate which resulted in a $3,543 loss to the Company. No additional reserves were considered necessary since the collateral adequately protected our loan exposure, and the legal processes are proceeding on schedule.

Attached as Exhibit B is a written statement from the Company to the SEC acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached as Exhibit C is a group of marked pages taken from the June 30, 2005 Form 10-Q currently in draft form. These pages reflect the implementation of staff comments in this and all future filings with the SEC.

Please contact me if you have any questions or comments concerning our response.

Very truly yours,

/s/ ROBERT F. MANGANO

Robert F. Mangano
President & Chief Executive Officer

		Exhibit A

Allowance for Loan Losses

	2004	2003	2002	2001	2000

Balance, beginning of period	$1,786,632	$1,669,882	$1,414,495	$1,132,555	$941,556

Provision charged to operating expenses	240,000	240,000	240,000	300,000	215,875

Loans charged off :
Construction loans
Residential real estate loans
Commercial and commercial real estate	(17,070)	(115,698)	(7,034)	(20,297)	(25,318)
Loans to individuals	(5,203)	(7,968)	(1,148)	(676)	(2,840)
Lease financing
All other loans

	(22,273)	(123,666)	(8,182)	(20,973)	(28,158)

Recoveries
Construction loans
Residential real estate loans
Commercial and commercial real estate	750		20,296
Loans to individuals	60	416	3,273	2,913	3,282
Lease financing
All other loans

	810	416	23,569	2,913	3,282

Net (charge offs) / recoveries	(21,463)	(123,250)	15,387	(18,060)	(24,876)

Balance, end of period	$2,005,169	$1,786,632	$1,669,882	$1,414,495	$1,132,555

Loans :
At year end	$220,580,932	$163,950,306	$151,049,736	$125,512,483	$110,631,471
Average during the year	198,452,421	170,191,619	145,159,286	123,944,552	99,472,064
Net charge offs to average loans outstanding	(0.01%)	(0.07%)	0.01%	(0.01%)	(0.03%)

Allowance for loan losses to :
Total loans at year end	0.91%	1.09%	1.11%	1.13%	1.02%
Non-performing loans	180.23%	540.12%	270.16%	228.84%	195.94%

Exhibit B

ACKNOWLEDGEMENT

In connection with the response by 1st Constitution Bancorp, a New Jersey corporation (the “Company”), to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated July 20, 2005, addressed to Joseph M. Reardon, Senior Vice President and Treasurer of the Company, regarding the Company’s Form 10-K filed March 24, 2005 (File No. 0-32891), the Company hereby acknowledges as follows:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of August 3, 2005.

1ST CONSTITUTION BANCORP

By:   /s/ JOSEPH M. REARDON
        Name: Joseph M. Reardon
        Title: Senior Vice President and Treasurer

11

EXHIBIT C

(4) Variable Interest Entities

Management has determined that the 1st Constitution Capital Trust I (the “Trust”) qualifies as a variable interest entity under FASB Interpretation 46 (“FIN 46”). In 2002, the Trust issued mandatorily redeemable preferred stock to investors and loaned the proceeds to the Company. The Trust holds, as its sole asset, subordinated debentures issued by the Company in 2002. Prior to December 31, 2003, the Trust was included in the Company’s consolidated balance sheet and statements of income. Subsequent to the issuance of FIN 46, the FASB issued a revised interpretation, FIN 46(R), the provisions of which were required to be applied to certain variable interest entities, including the Trust, by March 31, 2004. The Company adopted the provisions under FIN 46, [and FIN 46(R)/as interpreted by FIN 46(R)], and accordingly deconsolidated the Trust as of December 31, 2003.

In March 2005, the Federal Reserve Board adopted a final rule that would continue to allow the inclusion of trust preferred securities in Tier 1 capital, but with stricter quantitative limits. Under the final rule, after a five-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Based on the final rule, the Company expects to include all of its $5.2 million in trust preferred securities in Tier 1 capital.

(5) Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises’ products or services, or about the countries in which the enterprises earn revenues and hold assets, and about major customers, regardless of whether the information is used in making operating decisions.

Substantially all of the Company’s business is conducted through its banking subsidiary and involves the delivery of loan and deposit products to customers. The Company makes operating decisions and assesses performance based on an ongoing review of these banking operations, which constitute the only operating segment for financial reporting.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of
Operations

The following discussion of the operating results and financial condition at June 30, 2005 is intended to help readers analyze the accompanying financial statements, notes and other supplemental information contained in this document. Results of operations for the three and six month periods ended June 30, 2005 are not necessarily indicative of results to be attained for any other period.

8

EXHIBIT C – page 1

EXHIBIT C

Management maintains the allowance for loan losses at a level that is considered adequate to absorb losses on existing loans that may become uncollectible based upon an evaluation of known and inherent risks in the loan portfolio. Additions to the allowance are made by charges to the provision for loan losses. The evaluation considers a complete review of the following specific factors: historical losses by loan category, non-accrual loans, problem loans as identified through internal classifications, collateral values, and the growth and size of the portfolio. Additionally, current economic conditions and local real estate market conditions are considered. As a result of this evaluation process, the Company’s provision for loan losses was $136,000 for the three months ended June 30, 2005 and $60,000 for the three months ended June 30, 2004.

Non-Interest Income

Total non-interest income increased $115,259, or 16.6%, to $809,614 for the three months ended June 30, 2005 from $694,355 for the three months ended June 30, 2004. Service charges on deposit accounts amounted to $170,385 for the three months ended June 30, 2005 compared to $121,514 for the three months ended June 30, 2004. In early 2005, the Bank performed a comparative study of competitors’ service charges throughout its marketplace and, based on the study’s findings, increased the service charge components and structured it to be more consistent with those competitors. This comparative study of fees and charges has also resulted in the current period increase in other income to $123,430 for the three months ended June 30, 2005 compared to $70,114 for the three months ended June 30, 2004. Included in this component are fees assessed for ATM usage, wire transfer execution, lock box services and other branch network services.

Non-Interest Expense

Non-interest expense increased $385,437, or 17.2%, to $2,621,529 for the three months ended June 30, 2005, from $2,236,092 for the three months ended June 30, 2004. Salaries and employee benefits increased $96,646 for the three months ended June 30, 2005 compared to the three months ended June 30, 2004, primarily due to (a) increased branch staffing levels as a result of the opening of two new branches during the latter half of 2004 plus (b) normal employee salary increases. Other expenses increased $305,181, primarily as a result of costs related to making these new branches operational.

An important industry productivity measure is the efficiency ratio. The efficiency ratio is calculated by dividing total operating expenses by net interest income and other income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same or greater volume of income, while a decrease would indicate a more efficient allocation of resources. The Company’s efficiency ratio for the quarter ended June 30, 2005 was 59.1% compared to 61.0% for the quarter ended June 30, 2004.

EXHIBIT C – page 2

EXHIBIT C

Management maintains the allowance for loan losses at a level that is considered adequate to absorb losses on existing loans that may become uncollectible based upon an evaluation of known and inherent risks in the loan portfolio. Additions to the allowance are made by charges to the provision for loan losses. The evaluation considers a complete review of the following specific factors: historical losses by loan category, non-accrual loans, problem loans as identified through internal classifications, collateral values, and the growth and size of the portfolio. Additionally, current economic conditions and local real estate market conditions are considered. As a result of this evaluation process, the Company’s provision for loan losses was $195,000 for the six months ended June 30, 2005 and $120,000for the six months ended June 30, 2004.

Non-Interest Income

Total non-interest income for the six months ended June 30, 2005 was $1,431,416, an increase of $321,693, or 29.0%, from non-interest income of $1,109,723 for the six months ended June 30, 2004.

Gain on sale of loans held for sale represents the largest single source on non-interest income. Gain on sale of loans held for sale for the six months ended June 30, 2005 was $750,266 compared to $609,322 for the six months ended June 30, 2004. The current interest rate environment in 2005, with a continued lower level of long term market notes, has greatly fueled the volume of mortgage loan originations and subsequent secondary market mortgage loan sales.

Service charges on deposit accounts were $329,245 for the six months ended June 30, 2005 compared to $248,146 for the six months ended June 30, 2004. Service charge income increased in 2005 principally due to management’s actions to restructure service charged and fees based on the results of a comparative study of market fees performed in early 2005. This also resulted in an increase in the other income component of non-interest income to $230,295 for the six months ended June 30, 2005 compared to $133,755 for the six months ended June 30, 2004.

Income from Bank Owned Life Insurance (“BOLI”) amounted to $121,610 for the six months ended June 30, 2005, compared to $118,500 for the six months ended June 30, 2004. In 2001, the Company purchased $6.0 million in tax-free BOLI assets which partially offset the cost of employee benefit plans and reduced the overall effective tax rate.

Non-Interest Expense

Total non-interest expense for the six months ended June 30, 2005 was $5,191,738, an increase of $932,325, or 21.9%, compared to non-interest expense of $4,259,413 for the six months ended June 30, 2004.

EXHIBIT C – page 3

EXHIBIT C

Non-Performing Assets and Loans	June 30,	December 31,
	2005	2004

Non-Performing loans:
Loans 90 days or more past due and still accruing	$0	$63,130
Non-accrual loans	1,200,649	1,049,411

Total non-performing loans	1,200,649	1,112,541
Other real estate owned	0	0

Total non-performing assets	$1,200,649	$1,112,541

Non-performing loans to total loans	0.66%	0.50%
Non-performing assets to total assets	0.43%	0.33%

The Company had no restructured loans at June 30, 2005 and December 31, 2004. Impaired loans totaled $1,200,649 at June 30, 2005 and $1,049,411 at December 31, 2004.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level sufficient to absorb estimated credit losses in the loan portfolio as of the date of the financial statements. The allowance for loan losses is a valuation reserve available for losses incurred or inherent in the loan portfolio and other extensions of credit. The determination of the adequacy of the allowance for loan losses is a critical accounting policy of the Company.

Management utilizes a systematic and documented allowance adequacy methodology for loan losses that requires specific allowance assessment for all loans, including real estate mortgages and consumer loans. This methodology assigns reserves based upon credit risk ratings for all loans. The reserves are based upon various factors, including historical performance, and the current economic environment. Management continually reviews the process used to determine the adequacy of the allowance for loan losses. Allocations to the allowance for loan losses, both specific and general, are determined after this review. Loans are classified based on internal reviews and evaluations performed by the lending staff. These evaluations are, in turn, examined by the Company’s internal loan review specialist. A formal loan review function, independent of loan origination, is used to identify and monitor risk classifications.

The allowance for loan losses amounted to $2,190,736 at June 30, 2005, an increase of $185,567 from December 31, 2004. The ratio of the allowance for loan losses to total loans was 0.97% at June 30, 2005 and 0.95% at December 31, 2004, respectively. The quality of the loan portfolio remained strong and it is management’s belief that the allowance for loan losses is adequate in relation to credit risk exposure levels.

The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data.

EXHIBIT C – page 4

EXHIBIT C

Allowance for Loan Losses	June 30,	June 30,
	2005	2004

Balance, beginning of period	2,005,169	$1,786,632

Provision charged to operating expenses	195,000	120,000

Loans charged off
Construction loans
Residential real estate loans
Commercial and commercial real estate	(10,182)
Loans to individuals
Lease financing
All other loans

	(10,182)	0

Recoveries
Construction loans
Residential real estate loans
Commercial and commercial real estate	749
Loans to individuals
Lease financing
All other loans

	749	0

Net (charge offs) / recoveries	(9,433)	0

Balance, end of period	$2,190,736	$1,906,632

Loans:
At year end	$225,802,570	$189,103,670
Average during the year	226,830,164	185,088,391
Net charge offs to average loans outstanding	0.00%	0.00%

Allowance for loan losses to:
Total loans at year end	0.97%	1.01%
Non-performing loans	182.46%	420.77%

Deposits

Deposits, which include demand deposits (interest bearing and non-interest bearing), savings and time deposits, are a fundamental and cost-effective source of funding. The Company offers a variety of products designed to attract and retain customers, with the Company’s primary focus being on building and expanding long-term relationships.

Total deposits increased $1,964,933, or 0.7%, to $278,851,966 at June 30, 2005 from $276,887,033 at December 31, 2004. This increase in total deposits was the net result of a $9,757,436 increase in non-interest bearing deposits to $60,552,017, and a $7,792,503 decrease in interest bearing deposits to $218,299,949.

EXHIBIT C – page 5